UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ADHERA THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $0.55 per share

Warrants exercisable for Common Stock at an exercise price of $0.50 per share

(Title of Class of Securities)

00687E 109

(CUSIP Number of Common Stock Underlying Warrants)

Nancy R. Phelan

Chief Executive Officer

Adhera Therapeutics, Inc.

4721 Emperor Blvd., Suite 350

Durham, NC 27703

(919) 578-5901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Lawrence Remmel, Esq.

Pryor Cashman LLP

7 Times Square

New York, NY 10036

Tel: (212) 421-4100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$6,387,612	$774.18

*	Estimated for purposes of calculating the amount of the filing fee only. Adhera Therapeutics, Inc. (the “Company”) is offering holders of the Company’s outstanding warrants that were issued in connection with the Company’s private placements of its Series E Convertible Preferred Stock and Series F Convertible Preferred Stock during the 2018 calendar year (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.006 per share (the “Shares”), by tendering one Warrant in exchange for two (2) Shares. The amount of the filing fee assumes that all of the outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The transaction value was determined by using the average of the high and low prices of the Company’s common stock as reported by the OTCQB on May 22, 2019, which was $0.22.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Adhera Therapeutics, Inc., a Delaware corporation (the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants that were issued to investors in connection with the Company’s private placement of its Series E Convertible Preferred Stock and Series F Convertible Preferred Stock during 2018 (the “Private Placements”), which warrants are exercisable for shares of the Company’s common stock, par value $0.006 per share (the “Shares”), which have an exercise price of $0.50 per share (subject to adjustment) with respect to the warrants that were issued in connection with the Company’s private placement of its Series E Convertible Preferred Stock (the “Series E Warrants”) and $0.55 per share (subject to adjustment) with respect to the warrants that were issued in connection with the Company’s private placement of its Series F Convertible Preferred Stock (the “Series F Warrants”, and together with the Series E Warrants, the “Warrants”), to receive two (2) Shares in exchange for every Warrant tendered by the holders thereof. The offer is subject to the terms and conditions set forth in the Offer to Exchange Letter, dated May 28, 2019 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated herein by reference as set forth below. All share and per share information included in this Schedule TO shall be appropriately adjusted to give effect to any split or combination of the Shares that may become effective prior to the completion of the Offer, including the one-for-two reverse split of the Shares that the Company intends to effect prior to, and as a condition of, the closing of the Offer.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is Adhera Therapeutics, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 4721 Emperor Boulevard, Suite 350, Durham, North Carolina 27703. The Company’s telephone number is (919) 578-5901.

(b) Securities. The subject class of securities consists of the Company’s outstanding Warrants. As of May 24, 2019, there were 26,177,078 Series E Warrants outstanding and 2,857,500 Series F Warrants outstanding, each of which is exercisable for one share of the Company’s common stock, at an exercise price of $0.50 per share with respect to the Series E Warrants and $0.55 per share with respect to the Series F Warrants. The actual number of Shares that will be issued will depend on the number of Warrants tendered and accepted for exchange and subsequently cancelled. If all of the outstanding Warrants are tendered and accepted for exchange, an aggregate of approximately 58,069,156 Shares will be issued in connection with the Offer. Warrants that are validly tendered and accepted for exchange will be cancelled.

The Offer relates to the Warrants that were issued by the Company to investors in connection with the Private Placements. The Warrants were issued in private transactions, and do not trade on any exchange or trading platform. The Offer does not relate to any of the other outstanding warrants that have been issued from time to time by the Company. Any and all outstanding Warrants are eligible to be tendered pursuant to, and in accordance with the conditions applicable to, the Offer.

(c) Trading Market and Price. The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Shares” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o Adhera therapeutics, Inc., 4721 Emperor Boulevard, Suite 350, Durham, North Carolina 27703 and the telephone number for each such person is (919) 578-5901.

Name	Position
Nancy R. Phelan	Chief Executive Officer, Secretary and a Director
Uli Hacksell, Ph.D.	Chairman of the Board
Isaac Blech	Director
Tim Boris	Director
Erik Emerson	Director
Donald A. Williams	Director

Item 4. Terms of the Transaction.

The information set forth in the Offer Letter under “The Offer, Sections 1 through 15” is incorporated herein by reference.

The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer Letter under “The Offer, Section 5.C., Background and Purpose of the Offer—Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Warrants validly tendered and accepted for exchange pursuant to the Offer will be retired and cancelled.

(c) Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(a) through (c). The exchange of each Warrant pursuant to the Offer will result in the acquisition by the exchanging holder of two (2) Shares.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions. Not applicable.

(d) Borrowed funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership. The information regarding ownership of Warrants set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer Letter under “The Offer, Section 13. The Depositary” and “The Offer, Section 14. Fees and Expenses” is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the Offer beyond their normal compensation. See the information set forth on page iv of the Offer Letter.

Item 10. Financial Statements.

(a) Financial Information. Incorporated herein by reference are the Company’s financial statements that were included as Part II, Item 8 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2019 (the “Form 10-K”), and the Company’s financial statements that were included as Part I, Item 1 in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019, filed with the SEC on May 15, 2019 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are each available for review on the SEC’s website at www.sec.gov. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Letter dated May 28, 2019.

(a)(1)(B)	Letter of Transmittal.

(a)(5)(A)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (incorporated herein by reference to the Company’s filing with the SEC on April 16, 2019).

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (incorporated herein by reference to the Company’s filing with the SEC on May 15, 2019).

(b)	Not applicable.

(d)(1)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated July 20, 2005).

(d)(2)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.7 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011).

(d)(3)	Form of Common Stock Purchase Warrant issued by the Company to the purchasers of its Series E Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated April 16, 2018).

(d)(4)	Form of Common Stock Purchase Warrant issued by the Company to the purchasers of its Series F Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated July 11, 2018).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADHERA THERAPEUTICS, INC.

By:	/s/ Nancy R. Phelan
Name:	Nancy R. Phelan
Title:	Chief Executive Officer

Date: May 28, 2019